Exhibit 99.1

Can-Fite Innovative Publication: Namodenoson in Liver Cancer Treatment Alongside with Cardiac, Liver, and Neurological Benefits

Unlike chemotherapy with its known toxicity towards normal body systems, Namodenoson provides protective effects

Ramat Gan, Israel, March 03, 2025 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company developing a pipeline of proprietary small molecule drugs targeting oncological and inflammatory diseases, today announced that the European Society of Medicine Journal published an innovative article titled: “The Neuro- Cardio- and Hepato- Protective Effects of Namodenoson are Mediated by Adiponectin”. The study is the result of a collaboration between Can-Fite scientists and leading hepatologists from the Department of Gastroenterology and Liver Diseases at Soroka University Medical Center, Beer Sheva, Israel.

The article presents compelling preclinical and clinical data demonstrating Namodenoson’s potent anti-ischemic, anti-inflammatory, anti-fibrotic, and anti-toxicity effects across multiple body tissues including the liver, central nervous system, and cardiovascular system. The study highlights Namodenoson’s ability to increase adiponectin levels, a key cytokine known to drive multi-organ protective effects. Importantly, the manuscript underscores Namodenoson’s dual role as both an anti-cancer therapy and a protective agent for normal tissues, setting it apart from conventional chemotherapy and other oncology treatments with significant toxicity.

Dr. Pnina Fishman, CSO & Chairperson of Can-Fite BioPharma, commented: “The data published in this journal further supports Namodenoson’s unique profile as an anti-cancer drug that simultaneously safeguards healthy body systems. This critical distinction positions Namodenoson as a potential breakthrough therapy, unlike traditional chemotherapy, which is often associated with severe toxicity.

Namodenoson is currently being evaluated in LiverationTM, a pivotal Phase III study for advanced liver cancer that has been approved by both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). The drug has an Orphan Drug status with both FDA and EMA and a Fast Track status with the FDA.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is currently being evaluated in a pivotal Phase III trial for advanced liver cancer, a Phase IIb trial for the treatment of Metabolic Dysfunction-associated Steatohepatitis (MASH), and in a Phase IIa study in pancreatic cancer. A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential expression may be one of the important factors that accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion-dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis and is expected to commence a pivotal Phase III. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase IIb trial for the treatment of MASH, and in a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: https://www.canfite.com/.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114